New appointment of Chairman & CEO

Date of events: 2013/04/01

Contents:

1. Date of the board of directors resolution or date of occurrence of the change: 2013/04/01

2. Name and resume of the replaced chairman: Shyue-Ching Lu, Chairman & CEO of Chunghwa Telecom prior to the change, has ever served as the president of the company; PH.D degree in Electrical Engineering from University of Hawaii.

3. Name and resume of the new chairman: Yen-Sung Lee, President of Chunghwa Telecom prior to the change, has ever served as the Executive Vice President of Chunghwa Telecom;Ph. D. degree in Information Engineering from the National Chiao Tung University.

4. Type of the change (please enter: "resignation", "position adjustment", "conge", "tenure expired" or "new appointment" ): resignation

5. Reason for the change: resignation

6. Effective date of the new appointment: 2013/04/01

7. Any other matters that need to be specified: None